

July 22, 2013

Via E-mail
Mr. Thomas F. Wolfe
 Chief Financial Officer
Good Sam Enterprises, LLC
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

      Re: Good Sam Enterprises, LLC
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 15, 2013
               Form 10-Q for the Quarterly Period Ended March 31, 2013
               Filed May 14, 2013
               File No. 0-22852

Dear Mr. Wolfe:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ David R. Humphrey

               David R. Humphrey
               Accounting Branch Chief